FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/19/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that Ternium and Vale sign memorandum of understanding to develop steelmaking decarbonization solutions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                    By: /s/ Máximo Vedoya
Name: Pablo Brizzio                    Name: Máximo Vedoya
Title: Chief Financial Officer                Title: Chief Executive Officer

Dated: August 19, 2021

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium and Vale sign memorandum of understanding to develop steelmaking decarbonization solutions

Luxembourg, August 19, 2021 – Ternium S.A. (NYSE: TX) has signed a memorandum of understanding ("MoU") with Vale S.A. ("Vale") in which both agreed to pursue opportunities to develop steelmaking solutions focused on reducing CO2 emissions.

Ternium and Vale intend to develop economic feasibility studies of potential investments in (i) an iron ore briquetting plant located at Ternium Brasil facility; and (ii) plants to produce metallic products with low carbon footprint, using Tecnored, HYL and other technologies for iron reduction.

This initiative contributes to achieving Vale’s commitment to reduce 15% of net Scope 3 emissions by 2035. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve neutrality by 2050, in line with the Paris Agreement, leading the evolution process towards low carbon mining.

Mr. Máximo Vedoya, Ternium’s Chief Executive Officer and Mr. Eduardo Bartolomeo, Vale’s Chief Executive Officer, attended the MoU signing ceremony on August 18th, 2021. As per his speech, Mr. Bartolomeo affirmed “This is an important milestone in our roadmap to provide low carbon solutions to the steel industry and we are glad to engage with Ternium on this journey. We are making progress with our commitment to Society and to the Paris Agreement’s targets, supported by innovative technologies, a high-quality, world-class portfolio of iron ore, critical to the low-carbon transition. We are well-positioned to lead the path to reduce Scope 3 emissions as we support the decarbonization of the steelmaking industry through joint initiatives with our clients”.

Mr. Máximo Vedoya, Ternium’s Chief Executive Officer said: “This is an important step in our decarbonization strategy as it contributes to achieving Ternium’s commitment to reduce by 20% its CO2 emission intensity by 2030. Vale is a key supplier in our value chain, and they share our commitment to preserving the environment. I believe we will have many opportunities to develop joint initiatives to continue decarbonizing our operations in the future. Carbon neutrality is a goal that can only be achieved if all parts of society work together. As Latin America’s leading flat steel producer, we are going to do our part in this endeavor”.

About iron ore briquetting technology

Vale has developed for more than 10 years a breakthrough technology to briquette iron ore products, as sinter feed and pellet feed, in a process that is simpler, flexible, less carbon intensive and capital intensive and less costly. The briquettes would support the continued adoption of blast furnaces in its transition to a less carbon intensive process, since it could bypass the sintering process, which represents around 10% of steelmaking emissions, or be used as direct charge since it could replace lumps and pellets in blast furnaces and direct reduction furnaces.

About Tecnored

Tecnored is a 100% Vale subsidiary focused on developing a low carbon pig iron process through the use of energy sources, such as biomass and syn-gas, that emit less CO2 than the coal and coke the tradition iron-making processes use. Using biomass, the path to economic carbon neutrality may be achieved in the medium term.

About HYL technology

HYL is a low carbon iron ore direct-reduction technology developed by Ternium in Mexico. This technology, which is currently operating at Ternium’s facilities in Monterrey and Puebla, Mexico, has the ability to selectively recover CO2, thus significantly reducing carbon emissions compared to other reduction technologies.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.